Streamline USA, INC.

11264 Playa Court

Culver City, CA  90230

February 17, 2022

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Donald Field

Re:	Streamline USA, Inc. Offering Statement on Form 1-A Post-Qualification Amendment No. 1 Filed January 28, 2021 File No. 024-11628

Dear Mr. Field:

On behalf of Streamline USA, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 p.m. Eastern time on February 17, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Ruben Igielko-Herrlich
STREAMLINE USA, INC.
Ruben Igielko-Herrlich
Principal Executive Officer

/s/ Jill M. Wallach
CROWDCHECK LAW, LLP
Jill M. Wallach, Counsel